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Exhibit 99.4

KPMG LLP Chartered Accountants Yonge Corporate Centre 4100 Yonge Street Suite 200 Toronto ON M2P 2H3 Canada	Telephone (416) 228-7000 Telefax (416) 228-7123 www.kpmg.ca

Independent Auditors' Consent

The Board of Directors
Leitch Technology Corporation

        We consent to the use of our audit report dated May 30, 2003, with respect to the consolidated balance sheets of Leitch Technology Corporation as of April 30, 2003 and 2002, and the related consolidated statements of earnings, retained earnings (deficit) and cash flows for each of the years in the three-year period ended April 30, 2003, included in this annual report on Form 40-F.

/s/ KPMG LLP

Toronto, Canada
May 30, 2003

KPMG LLP, a Canadian owned limited liability partnership established under the laws of Ontario, is the Canadian member firm of KPMG International, a Swiss non-operating association.

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Independent Auditors' Consent